

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Feng Huang
Chief Executive Officer
Li Bang International Corp Inc.
No. 190 Xizhang Road, Gushan Town
Jiangyin City, Jiangsu Province
People's Republic of China

>    **Re: Li Bang International Corp Inc.**
>    **Registration Statement on Form F-1**
>    **Filed January 27, 2022**
>    **File No. 333-262367**

Dear Mr. Huang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1.    Please revise your disclosure to address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Prospectus Summary, page 1

2.    Disclose each permission or approval that you or your subsidiaries are required to obtain

from Chinese authorities to operate your business. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risk Factors

Our business is dependent on certain major customers..., page 19

3.     We note that two customers accounted for 12% and 10% of the Company's total revenues for the year ended June 30, 2021.  Please revise to discuss the material terms of any agreement with those customers, including the term and any termination provisions.

4.     We note your disclosure that your customers "can only establish partnerships with us through governmental and open procurement platforms."  Please revise to provide additional discussion regarding this limitation and the impact this has on your operations and provide more detailed disclosure regarding those platforms.

Failure to maintain optimal inventory levels may increase the cost of holding inventory or cause us to lose sales, page 21

5.     We note your disclosure regarding "inventory turnover days".  Please revise to explain what this measure represents and how it is calculated.  Further, describe the specific factors contributing to the period over period change and to the extent relevant, incorporate this into the Results of Operations disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Management Estimates, page 58

6.     Your critical accounting policy and estimates discussion is a recitation of your significant accounting policies from the footnotes. Please revise to address only those estimates that are critical accounting estimates and provide the disclosures required by Item 5E of Form 20-F.  In this regard, we note that this disclosure should supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements.

Business

Industry Position, page 66

7.     Please revise to clarify whether you believe that you "are top five in annual sales in the industry" for all of China, or for the Yangtze River Delta region, and provide greater

detail regarding what that region encompasses.

Our Customers, page 71

8.     Please disclose the number of customers for each period presented.

Related Party Transactions
Other Transactions with Related Parties, page 96

9.     Please file the loan agreement with Tong Qinju as an exhibit to your registration
       statement.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Taxation, page 114

10.    Please revise to state that the disclosure in this section represents the opinion of Jiangsu
       Junjin Law Firm with respect to tax matters.  For guidance, refer to Section III.B.2 of
       Staff Legal Bulletin No. 19.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
(n) Revenue recognition, page F-11

11.    We note you refer to design and installation services as well as after-sales services
       throughout the filing.  Please revise your disclosures here to include your policy for
       recognizing revenue related to these services.  To the extent to you do not earn revenue
       from such services, revise your disclosures elsewhere to make that clear.  In this regard,
       we note you disclose on page 48 that you "sell products and services" and on page 70 that
       "customers pay for the[ese] services".

General

12.    Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
       present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
       not they retain copies of the communications.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding

comments on the financial statements and related matters.  Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Jason Ye